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                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20449


                         Notice of Exempt Solicitation
                      submitted pursuant to Rule 14a-6(g)








1. Name of Registrant:
   Cablevision Systems Corporation




2. Name of person relying on exemption:
   College Retirement Equities Fund




3. Address of person relying on the exemption:
   730 Third Avenue, New York, NY 10017




4. Written materials. The following materials are attached:

         Exhibit 1: Letter from Teachers Insurance and Annuity Association - College Retirement Equities
                           Fund to the shareholders of Cablevision Systems Corporation